UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number:  001-32000

JED Oil Inc. (Translation of registrant's name into English)

1601- 15th Avenue Didsbury, Alberta T0M 0W0 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On November 22, 2007 the Issuer filed a Notice of Change of Auditor with the Alberta Securities Commission. The documents attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description
99.1	Notice of Change of Auditor dated October 31, 2007
99.2	Letter from Ernst & Young LLP dated November 19, 2007
99.3	Letter from Meyers Norris Penny LLP dated November 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2007

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Change of Auditor dated October 31, 2007
99.2	Letter from Ernst & Young LLP dated November 19, 2007
99.3	Letter from Meyers Norris Penny LLP dated November 16, 2007